SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (the “Company”), held on September 26, 2013, drawn up in summary form.

1.            Date, time and venue:  On September 26, 2013, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Attendance:  Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs.  Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Luiz Fernando Ziegler de Saint Edmond, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Flávio Gonçalves Pontes Sodré.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1  Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 35 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of August 31, 2013.

4.2  Distribution of dividends. To approve the distribution of dividends, to be deducted from the results of the current fiscal year based on the extraordinary balance sheet prepared on August 31, 2013 and attributed to the minimum mandatory dividends for 2013, in the amount of R$0.65 per share of the Company to its sole shareholder, Ambev S.A., in order to provide funds for the dividends distribution to the shareholders of Ambev S.A., approved by its Board of Directors on August 30, 2013 and disclosed to the market on the same day.

4.2.1. The aforementioned payment shall be made as from September 27, 2013, without any monetary adjustment.

5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, September 26, 2013.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Roberto Moses Thompson Motta	/s/ Vicente Falconi Campos
/s/ José Heitor Attilio Gracioso	/s/ Luis Felipe Pedreira Dutra Leite
/s/Luiz Fernando Ziegler de Saint Edmond	/s/ Álvaro Antônio Cardoso de Souza
/s/ Paulo Alberto Lemann
/s/ Flávio Gonçalves Pontes Sodré Secretary

1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer